Thermadyne Holdings Corporation Suite 300 16052 Swingley Ridge Rd. St. Louis, MO 63017

May 25, 2011	Office: 636-728-3084 Fax: 636-728-3010 E-Mail: Nick Varsam@Thermadyne.com

VIA EDGAR	Nick H. Varsam Vice President, General Counsel and Corporate Secretary
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628
Attn: Amanda Ravitz

Re:	Thermadyne Holdings Corporation Registration Statement on Form S-4 Filed April 5, 2011 File No. 333-173322
Dear Ms. Ravitz:
     I am writing this letter on behalf of Thermadyne Holdings Corporation (the “Company”) in response to the comment letter of the Staff of the Commission dated May 2, 2011 regarding the above-referenced registration statement filed by the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Pre-Effective Amendment No. 1 to the registration statement (the “Amendment”), together with copies which are marked to show the changes from the initial filing.
General
1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Response: Concurrently with this response, the Company is supplementally providing the Staff with a letter containing the information requested in the Staff’s comment.
Cover Page
2.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule l4d-l(g)(3).

Response: The Company hereby confirms that the offer will be open at least through midnight on the twentieth business day.
3.	Please revise to disclose on your cover page that broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities and broker-dealers who acquired old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.
Response: The Company has revised the cover page to include a disclosure to the effect that broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities and broker-dealers who acquired old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.
Industry and Market Data, page iii
4.	With regard to third party data referenced throughout, please provide copies of these industry publications, surveys, and other sources of statistics, clearly marking the relevant sections of these reports. Please also confirm that these materials are generally publicly available for no or nominal cost or file consents pursuant to Rule 436 of the Securities Act of 1933.
Response: Attachment A hereto contains a copy of the information obtained from the World Steel Association, which is the basis for the Company’s disclosures regarding steel production in the prospectus. This information is generally publicly available for no cost on the website of the World Steel Association (http://www.worldsteel.org). The Company no longer cites or otherwise refers to other third party data in the prospectus.
5.	Since the disclosure in this prospectus is your responsibility, please revise the final sentence to remove the implication that investors’ ability to rely on it is limited.
Response: The Company has revised the final sentence to remove the implication that the investors’ ability to rely on it is limited.
Prospectus Summary, page 1
6.	Revise the summary to include a short description of the agreements between you and your affiliates related to your ongoing business activities, including amounts payable thereunder, such as the Management Services Agreement and Consulting Agreement. In addition, please file these agreements as exhibits.
Response: The Company has revised the summary to include a short description of the agreements between it and its affiliates relating to ongoing business activities, including amounts payable thereunder. The Company has also filed these agreements as exhibits.
7.	Please provide substantiation for your statements throughout that you hold the number one or two market position.
Response: Statements throughout the Registration Statement regarding the Company’s market position beliefs are derived from management’s own internal estimates and research, which are based on management’s review and analysis of public disclosures made by certain of its competitors. Please see the information disclosed under “Industry and Market Data” on page iii. As they are derived from the Company’s estimates arrived at based on the foregoing methodology, all such statements appearing in the prospectus are preceded by statements that “we believe” them to be true, and the like.
8.	We note disclosure of pro forma net sales and pro forma Adjusted EBITDA. In order to prevent giving undue prominence to the non-GAAP information you currently present herein, please revise your filing to include prominent disclosures of the equivalent historical amounts and to include a cross-reference to your EBITDA calculations located elsewhere in the filing. Refer to Item 10 of Regulation S-K. Revise your final paragraph to include your net loss for the most recent fiscal year as well.
Response: The Company has revised the filing to include prominent disclosures of the equivalent historical amounts and has included a cross-reference to its EBITDA and Adjusted EBITDA calculations located elsewhere in the filing. The Company has revised the final paragraph to include its net loss for the most recent fiscal year as well.
Business Strategy, page 5
9.	Please provide us with the basis for your statement that you expect the reconfiguration of your Texas and Mexico manufacturing facilities to result in a 200 basis point gross margin improvement by early 2012.
Response: The Company has revised “Business Strategy” on page 5 of the prospectus to provide an explanation of the basis for its expectation of a 200 basis point gross margin improvement by early 2012.
Our Equity Sponsor, page 7
10.	Since this is a disclosure document for you and not a marketing tool for your sponsor, please revise to remove disclosure about Irving Place Capital that does not relate to this investment.
Response: The Company has revised the filing to remove disclosure about Irving Place Capital that does not relate to this investment.
Resales of the Exchange Notes, page 10
11.	Since affiliates and others listed in the second set of bullet points may not participate in the exchange, and you have defined “new notes” as notes received under this registration statement, it is unclear how these parties will come to hold new notes. Please revise or advise. Please also revise as necessary to remove implications elsewhere throughout your disclosure that affiliates and others listed may participate.
Response: The Company has revised the registration statement to remove all implications that affiliates and others listed in the second set of bullet points may participate in the exchange offer and, accordingly, that such parties may come into possession of the exchange notes to be issued pursuant to the exchange offer.
Summary of the Terms of the Exchange Notes, page 15

12.	Please tell us how you will comply with section 5 of the Securities Act for future subsidiaries that become guarantors of the new notes. In addition tell us how your offer complies with the requirements of Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and related letters in light of this feature.
Response: The Company has considered whether any Section 5 compliance issues are triggered by the fact that any future subsidiaries may guarantee the notes, and has concluded that no such issues are raised in connection with the exchange offer. The Company does not anticipate that it will acquire or create any new subsidiaries prior to the conclusion of the exchange offer, and, accordingly, all guarantees in effect at the closing of the exchange offer will have been effected in a Section 5 compliant manner. Accordingly, the Company believes that the exchange offer complies with the requirements of Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and related letters in light of this feature.
Summary Historical and Unaudited Pro Forma Condensed Financial Data, page 20
13.	We note throughout the filing that you present non-GAAP measures including but not limited to “EBITDA,” “Adjusted EBITDA,” “Net Debt/Adjusted EBITDA,” “Total Debt/Adjusted EBITDA,” and “Adjusted EBITDA/Interest.” Please revise your filing to label these measures as non-GAAP measures. Refer to the guidance in Item 10(e) of Regulation S-K.
Response: The Company has revised the filing to clearly label all non-GAAP financial measures as such.
14.	Reference is made to footnote (3). We note that you refer to “Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA including their limitations. However, we are unable to locate this section. Please advise or revise.
Response: The Company has revised the filing to add the section entitled “Non-GAAP Financial Measures” to page iii of the prospectus.
15.	We further note within your reconciliation of EBITDA and Adjusted EBITDA that you begin the reconciliation with “Income (loss) from continuing operations” rather than “net income.” Please explain to us how you considered the guidance for non-GAAP financial measures in Compliance and Disclosure Interpretation Section 103.1 — 2 available at our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Response: The Company has considered the guidance in Compliance and Disclosure Interpretation Section 103.1 — 2 and has revised its presentation of EBITDA and Adjusted EBITDA in note (3) on page 20 of the prospectus and under the caption entitled “EBITDA and Adjusted EBITDA Reconciliation” to reconcile such measure to net income as presented in the statements of operations for the periods indicated.
16.	We note your presentation of “Pro Forma Ratios” on page 22. However, these ratios appear to be non-GAAP measures due to the use of adjusted EBITDA and net and total debt excluding the Senior Subordinated Notes due 2014. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.
Response: The Company has revised its presentation on page 19 of the prospectus to identify these ratios as non-GAAP financial measures and not as “pro forma” ratios.

17.	Additionally, in order to prevent giving undue prominence to the non-GAAP information presented in the “Pro Forma Ratios,” please revise your filing to include prominent disclosures of the equivalent historical amounts and to provide reconciliations of net debt and total debt to the most directly comparable financial measures presented in accordance with GAAP. Refer to Item 10 of Regulation S-K.
Response: The Company has revised the filing to include prominent disclosures of the equivalent historical amounts and has included on page 21 of the prospectus a reconciliation of net debt and total debt to the most directly comparable financial measures presented in accordance with GAAP.
The acquisition transactions and future transactions, page 42
18.	Please quantify the amount of NOLs that you will no longer be able to use as a result of the acquisition.
Response: The Company has revised its disclosure on page 39 of the prospectus to quantify the annual limitation on its use of NOLs resulting from the acquisition. The impact of the acquisition resulted in an annual limitation on its use, as opposed to a fixed or permanent reduction, of its NOLs. As disclosed, the extent to which its net operating loss carryforwards will be limited or the ultimate impact of other limitations that may be caused by an ownership change depend on various factors and, accordingly, cannot be predicted.
Terms of the Exchange Offer, page 48
19.	We note your statement on page 48 that you will return certificates for any unaccepted outstanding notes “as promptly as practicable” after the expiration date of the exchange offer. Please revise to reflect your obligation under Rule 14e-l(c) to exchange or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please also revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-l(c).
Response: The Company has revised the filing to reflect that it will exchange or return the old notes “promptly” in accordance with Rule 14e-1(c).
20.	Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Please also clarify that in the event of a material change in the offer, you will comply with Rule 14e-l(d).
Response: The Company has revised the filing to indicate that, in the event of a material change in the offer, including the waiver of a material condition, it will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change, as well as to clarify that in the event of a material change in the offer, it will comply with Rule 14e-l(d).
Deemed Representations, page 51
21.	Please revise here and on page 57 to state that any party acquiring securities in the exchange offer will also acknowledge that the party is not engaged in and does not intend to engage in a distribution of the new securities. Please also ensure that the letter of transmittal, filed as exhibit 99.1, requires this acknowledgement.

Response: The Company has revised the filing to state that any party acquiring securities in the exchange offer will also acknowledge that the party is not engaged in and does not intend to engage in a distribution of the new securities. The Company has also revised the letter of transmittal to include this acknowledgement and has filed a revised letter of transmittal as exhibit 99.1.
Capitalization, page 58
22.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.
Response: The Company believes that the inclusion of cash and cash equivalents along with the capitalization presentation is in accordance with common accounting presentation practice and is useful to investors. As indicated by the double-under-lining underneath the cash and cash equivalents total amount, this figure is clearly not included in the capitalization calculation, so the Company does not believe there should be any confusion with respect to components of capitalization.
Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 59
23.	With a view towards disclosure, please revise your introduction or notes to the pro forma financial statement to describe the key terms of the acquisition and related financing (the Transactions) that occurred on December 3, 2010 with Razor Merger Sub Inc, an affiliate of Irving Place Capital. Within your discussion, please explain why you did not include a pro forma condensed consolidated balance sheet for the year ended December 31, 2010. Refer to Rule 11-02(b)(1)-(2) of Regulation S-X.
Response: The Company has revised the introduction to the pro forma financial statements to describe the key terms of the Transactions, and has also included an explanation for why the Company did not include a pro forma condensed consolidated balance sheet for the year ended December 31, 2010.
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Combined Period (Twelve Months) Ended December 31, 2010, page 60
24.	Further to the above, please expand the notes to include a calculation of the purchase price and its components, including its allocation. This should include a disclosure of the net tangible assets and liabilities acquired, identified intangible assets, and fair value adjustments to net tangible and intangible assets and liabilities.
Response: The Company has expanded the notes to include a calculation of the purchase price and its components, including its allocation, which includes disclosures of the net tangible assets and liabilities acquired, identified intangible assets, and fair value adjustments to net tangible and intangible assets and liabilities.
25.	We note that you provide a brief explanation for each adjustment made related to this transaction. However, the notes do not clearly explain the assumptions involved and the limitations of the pro forma information as required by Article 11-02(b)(6) of Regulation S-X. Please address the following:
•	Reference is made to adjustments (a) and (e). Please revise to explain how you determined the depreciation expense and amortization expense adjustments related to your step-up of property, plant and equipment and your amortizable intangible assets.

•	Reference is made to adjustments (f) and (g). Please revise to explain in more detail how you determined the amount of interest income and interest expense to record. Please provide the weighted average interest rates utilized and how they were determined.
Response: The Company has revised the relevant disclosures in adjustments (a) and (e) to explain how the Company determined the depreciation expense and amortization expense adjustments related to its step-up of property, plant and equipment and its amortizable intangible assets. In addition, the Company has revised the relevant disclosures in adjustments (f) and (g) to explain in more detail how it determined the amount of interest income and interest expense to record. The Company has also provided the weighted average interest rates utilized and how they were determined.
26.	We note from adjustments (f), (g) and (i) that you have made adjustments related to the repayment of the Second Lien Facility that occurred during fiscal 2010 and the redemption of the Senior Subordinated Notes due 2014 that occurred during fiscal 2011. Please revise your filing to explain why you are making these adjustments and how these adjustments are factually supportable, directly attributable to the transaction and expected to have a continuing impact.
Response: The Company has revised the filing to explain why it made adjustments related to the repayment of the Second Lien Facility and the redemption of the Senior Subordinated Notes due 2014, and how these adjustments are factually supportable, directly attributable to the transaction and expected to have a continuing impact.
27.	Further to above, it appears that adjustment (g) contains a typographical error that references the “amortization of deferred financing costs related to the Senior Secured Debt Notes due 201.” Please revise or advise.
Response: The Company has corrected the typographical error to correct this reference to “Amortization of deferred financing costs related to the Senior Secured Notes due 2017.”
28.	Reference is made to adjustment (h). Please reconcile this adjustment to the acquisition related costs disclosed on page F-12. Also, please revise to describe why you are eliminating the transaction costs from your historical operating results because of their non-recurring nature.
Response: The Company has revised this note to allow the reader to reconcile this adjustment to the acquisition related costs disclosed in Note 3 to our audited financial statements (on page F-12) and to explain that it is eliminating these costs from its historical operating results because of their non-recurring nature.
29.	Reference is made to adjustment (j). Please revise this note to disclose how you determined the tax impact related to the pro forma adjustments including the estimated tax rate and how you determined the estimated tax rate.
Response: The Company has revised this note to disclose how it determined the tax impact related to the pro forma adjustments including the estimated tax rate and how it determined the estimated tax rate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64
30.	We note that you are including a discussion on pages 66 — 68 related to your “combined results of operations for your predecessor and successor for the year ended December 31, 2010” as compared to your predecessor results of operations for the year ended December 31, 2009. We note similar discussions on pages 70 — 72 within liquidity and capital resources related to your “combined operating, investing, and financing activities for your predecessor and successor” for the year ended December 31, 2010. Please tell us why you did not label the “combined financial statements results for your predecessor and successor for the year ended December 31, 2010” as non-GAAP measures requiring the disclosures required by Item 10(e) of Regulation S-K including the reconciliation of these non-GAAP measures to the most comparable financial measure calculated and presented in accordance with US GAAP.
Response: The Company has revised its filing on page 64 to disclose that the financial information presented as the 2010 Combined Period is a presentation of non-GAAP measures and to provide a reconciliation of those measures to the corresponding financial information for each of the Predecessor and Successor periods, which are the most comparable financial measures calculated and presented in accordance with GAAP.
31.	Further to the above, please tell us why you believe it is appropriate to include this information considering that you state predecessor and successor periods “are not presented on a consistent basis of accounting.”
Response: The Acquisition is being accounted for in accordance with United States accounting for business combinations and, accordingly, the assets acquired and liabilities, excluding deferred income taxes, were recorded at fair value as of December 3, 2010. As disclosed on page 63 and in the notes to the Company’s audited financial statements, although Thermadyne continued as the same legal entity, the application of push down accounting represented the termination of the old reporting entity and the creation of a new one. The basis of presentation is not consistent between the successor and predecessor entities and the financial statements are not presented on a comparable basis, primarily due to the recording of the Successor entity’s assets and liabilities at fair value at the Acquisition Date. As a result, the Company presented its statements of operations, cash flows, and stockholders’ equity for two different reporting entities, Predecessor and Successor, which relate to the periods and balance sheets preceding the Acquisition (prior to December 3, 2010) and the period and balance sheet succeeding the Acquisition, respectively. For purposes of management’s discussion and analysis of the results of operations and discussion of liquidity and capital resources, the Company believes that a combined presentation of its results of operations and cash flows for the Predecessor and Successor for the twelve months ended December 31, 2010 provides investors and other readers with a more meaningful perspective of its ongoing financial and operational performance and trends, and facilitates more meaningful comparisons of its annual financial performance than a presentation of such information for two separate historical periods for 2010.
32.	Finally, given the separate presentation of the successor and predecessor periods in the historical financial statements, tell us why you have not also presented a discussion of your results on a historical basis.
Response: Consistent with the response to Comment 31 above, the Company believes that the results of operations of the Predecessor and Successor are not comparable due to the change in basis resulting from the Acquisition (adjustments to fair values of assets and liabilities at the Acquisition Date) and do not separately lend themselves to comparisons to prior twelve month periods ending December 31, 2009 and 2008. The Company does not present a discussion of results of operations and sources and uses of cash on a historical (non-combined) basis because the Company believes the combined presentation is more helpful to investors than separate discussions of results of operations and liquidity of the Predecessor and the Successor, historical financial information for which included only a 29-day period of operations from December 3, 2010 to December 31, 2010.

Customers, page 85
33.	Please disclose the name of the distributor that represented 11% of your net sales in each of 2010, 2009, and 2008. See Item 101(c)(vii). Please also file any agreements with this distributor as an exhibit.
Response: The Company has revised the filing to identify the distributor that represented 11% of its net sales in each of 2010, 2009 and 2008. The Company has not filed its agreement with this distributor as an exhibit because it does not consider it an exhibit that is required to be filed under Item 601(b)(10) of Regulation S-K. In particular, the Company believes that the agreement was entered into in the ordinary course. As a result, under Item 601(b)10)(ii) of Regulation S-K, it need not be filed unless it constitutes one the specified types of agreements set forth in paragraphs (A) through (D). In this case, the contract does not fall within any such categories. As a result, the Company concluded that the agreement need not be filed.
Procedures with Respect to Review and Approval of Related Person Transactions, page 126
34.	Please revise to include the information required by Item 404(b) of Regulation S-K. For example, please describe the standards to be applied pursuant to your policies and procedures and a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. We note, for example, Section 8 of Exhibit to 10.37.
Response: The Company has revised the filing to include the information required by Item 404(b) of Regulation S-K.
Financial Statements, page F-1
General
35.	Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.
Response: The Company has revised the filing to include updated financial statements, as required by Rule 3-12 of Regulation S-X.
Note 3. Acquisition, page F-11
36.	Please revise to provide all the disclosures required by topic 805 of the FASB Accounting Standards Codification. These disclosures should include:
•	A discussion on how you determined the fair value of the consideration given for the outstanding equity on the date of acquisition;

•	the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed in accordance with paragraphs 805-20-50-l.c. and 805-30-50-l.b. of the FASB Accounting Standards Codification (including a more detailed break-out of current assets acquired and current liabilities assumed);

•	a qualitative description of the factors that make up the goodwill recognized in accordance with paragraph 805-30-50-1 of the FASB Accounting Standards Codification;
•	in MD&A a more detailed discussion of the significant estimates, assumptions and methodologies used to determine the fair value of the identifiable intangible assets.
Response: The Company has revised Note 3 to its audited financial statements and MD&A to include all the disclosures required by Topic 805 of the FASB Accounting Standards Codification, including those specific matters identified above.
Note 17. Segment Information, page F-34
37.	Please revise to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41.a. of the FASB Accounting Standards Codification.
Response: The Company has revised Note 17 to its audited financial statements to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41.a. of the FASB Accounting Standards Codification.
Note 21. Condensed Consolidating Financial Statements and Thermadyne Holdings Corporation (Parent) Financial Information, page F-38
38.	We note your disclosure that you have determined the most appropriate presentation is to “push down” the Senior Secured Notes due 2017 to the guarantors’ in the condensed financial statements. Please tell us and revise your filing to explain in more detail your basis in pushing down the Senior Secured Notes due 2017 within the condensed financial statements. Refer to the guidance in Rule 3-10(i)(4) of Regulation S-X.
Response: The Company believes the “push down” of the Senior Secured Notes due 2017 to the guarantors would be required in the separate financial statements of the guaranteeing subsidiaries and has revised Note 21 to its audited financial statements to explain in detail its basis for pushing down the Senior Secured Notes due 2017 within the condensed financial statements.
Signatures
39.	Please ensure that the registration statement has been signed by all of the principal executive officers, principal financial officers, and principal accounting officers. We note for example, the signature pages of Cigweld Pty Ltd., Thermadyne Australia Pty Ltd.
Response: The Company has revised the signature pages for Cigweld Pty Ltd. and Thermadyne Australia Pty Ltd., and can confirm that the registration statement has been signed by each of the principal executive officer, principal financial officer and principal accounting officer for all registrants.
Exhibit 5.1
40.	Since the registration statement is on file, please have counsel provide an opinion that removes references to a registration statement “to be filed” and is to be dated the date of effectiveness.

Response: The Company has filed as Exhibit 5.1 to the registration statement a revised opinion of counsel that no longer has a reference to a registration statement “to be filed.”
41.	The Indenture appears to be governed by New York law. As such, counsel must opine on the binding nature of the Indenture under New York Law. Please revise paragraph (a) as appropriate.
Response: The Company has filed as Exhibit 5.1 to the registration statement a revised opinion of counsel that opines on the binding nature of the Indenture under New York law.
42.	Please tell us why the limitations in paragraph (d) are appropriate or provide an opinion which does not include them.
Response: The limitations in paragraph (d) of the opinion of counsel filed as Exhibit 5.1 cover items that are customarily carved out of opinions of counsel since they cover legal matters that are recognized as inappropriate to cover. Section 14 of The Third Party Legal Opinion Report and Legal Opinion Accord issued by the Committee on Legal Opinions of the Section of Business Law of the American Bar Association (47 Bus. Law 167) supports carving out the items set forth in paragraph (d) of this opinion of counsel. The Company notes, for example, that the opinions of counsel filed as (i) Exhibit 5.1 to the exchange offer registration statement on Form S-4 for Omega Healthcare Investors, Inc. (File No. 333-168696), filed on October 13, 2010, (ii) Exhibit 5.1 to the exchange offer registration statement on Form S-4 for Scientific Games Corporation (File No. 333-172600), filed on March 3, 2011, and (iii) Exhibit 5.1 to the exchange offer registration statement on Form S-4 for Thermo Fisher Scientific Inc. (File No. 333-165173), filed on March 3, 2010 all include similar limiting language.
43.	The assumption contained in paragraph (e) appears to be a conclusion that is fundamental to the opinion given. Please revise to remove the conclusion or explain why it is appropriate.
Response: The limitation in paragraph (e) of the opinion of counsel filed as Exhibit 5.1 covers items that are customarily carved out of opinions of counsel since they cover legal matters that are recognized as inappropriate to cover. See Donald W. Glazer et al., Glazer and Fitzgibbon on Legal Opinions, §8.3.2 (3rd ed. 2008). The statutes of some states, including those of New York, expressly require that guarantees of another entity’s obligations must be in furtherance of the guarantor’s corporate purposes. Id. Under the statutes of such states, the guarantor must receive a benefit from the guarantee. Id. However, the benefit is not always obvious when a subsidiary guarantees the debts of a parent corporation, and “[u]nder such circumstances, an opinion qualification may be required.” Id. Because the Subsidiary Guarantors are guarantors of the Notes for Thermadyne Holdings Corporation, their parent, the Company understands from its U.S. counsel that this limitation is appropriate in its Exhibit 5.1 opinion. The Company notes, for example, that the opinions of counsel filed as (i) Exhibit 5.1 to the exchange offer registration statement on Form S-4 for Omega Healthcare Investors, Inc. referenced in response to comment 42 above, (ii) Exhibit 5.5 to the exchange offer registration statement on Form S-4 for Berry Plastics Corporation (File No. 333-166530), filed on August 5, 2010, and (iii) Exhibit 5.2 to the exchange offer registration statement on Form S-4 for Altra Industrial Motion, Inc. (File No. 333-142692), filed on May 8, 2007 all include similar limiting language.
Exhibit 5.2
44.	Please supply an opinion of counsel that the guarantees are the binding obligations of the Australian Guarantors. In order to do this, counsel must include both the laws of New York and the laws of Australia.

Response: The opinion of counsel filed as Exhibit 5.1 concludes that the guarantees are the binding obligations of the Australian Guarantors under the laws of New York. The opinion of counsel filed as Exhibit 5.2 concludes that the guarantees are the binding obligations of the Australian Guarantors under the laws of Australia.
45.	Counsel may examine such matters as it sees fit to render a clean opinion, but may not limit such matters. Please revise the first full paragraph on page 2 accordingly.
Response: This paragraph in the opinion of counsel filed as Exhibit 5.2 has been revised accordingly.
46.	Counsel may not shift inappropriate risks to investors, as they have done in the second paragraph in 5. Please revise.
Response: The language in this paragraph is a statement of fact based on the nature of the Australian Securities and Investments Commission securities register (the “ASIC Register”). The Company understands from its Australian counsel that the ASIC Register is not necessarily always accurate, complete or up-to-date at the time of the ASIC search and as a result, this statement is customarily included in Australian legal opinions. The Company notes, for example, that the opinions of Australian counsel filed as (i) Exhibit 5.2 to the exchange offer registration statement on Form F-4 for Case New Holland Inc. (File No. 333-165572), filed on March 19, 2010, and (ii) Exhibit 5.8 to the to the exchange offer registration statement on Form S-4 for Global Crossing Limited (File No. 333-167635), filed on June 29, 2010, include similar language.
47.	It appears that the assumptions in paragraph (d), (e), (k), (l), (m), (n), (p), (q), (r), (s), (t), (v), and (w) are inappropriate. Please tell us why these assumptions are necessary or provide an opinion which does not include these assumptions.
Response: The assumptions in paragraphs (l), (m) and (p) have been removed from the revised opinion of counsel filed as Exhibit 5.2. The assumptions in paragraphs (d), (e), (k), (n), (q), (r), (s), (t), (v) and (w) deal with factual matters and not legal matters, and as such, the Company understands that they are customary assumptions in Australian legal opinions. For your reference, the Company notes that the Australian opinions of counsel referenced in response to comment 46 above are representative of typical Australian legal opinions and generally include similar assumptions. Accordingly, such assumptions are included in the opinion of counsel filed as Exhibit 5.2.
48.	It is inappropriate for the opinion to be limited for the sole benefit of the persons to whom it is addressed. Please provide an opinion without such limitation.
Response: The revised opinion of Australian counsel that is attached as Exhibit 5.2 has been revised to reflect that the holders of the notes from time to time may rely on the opinion in addition to the Company, to whom the opinion is addressed.

Exhibit 23.1
49.	Please provide currently dated consents from your independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.
Response: The Company has included currently dated consents from its independent accountants with the filing.

      If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your review of the filing, please advise us at your earliest convenience. I can be reached via telephone at (636) 728-3084 and via facsimile at (636) 728-3010.
Very Truly Yours,

/s/ Nick H. Varsam

Nick H. Varsam
Vice President, General Counsel and
Corporate Secretary

cc:	Allicia Lam Tara Harkins Lynn Dicker Securities and Exchange Commission R. Randall Wang Todd M. Kaye Bryan Cave LLP

Attachment A
Industry Data
[See Attached]

World crude steel production
21 January 2011
Summary Table

million metric tons	2004	2005	2006	2007	2008	2009	2010	%2010/2009

Europe	339.8	333.8	355.1	364.5	342.2	265.5	314.9	18.6
of which:
EU (27)	202.5	195.6	207.0	209.7	198.0	138.8	172.9	24.6
EU (15)	169.1	165.1	173.2	175.2	167.6	117.3	147.2	25.5
CIS	113.4	113.2	119.9	124.2	114.3	97.6	108.5	11.2

North America	134.0	127.6	131.8	132.6	124.5	82.4	111.8	35.7
of which:
United States	99.7	94.9	98.6	98.1	91.4	58.2	80.6	38.5

South America	45.9	45.3	45.3	48.2	47.4	37.8	43.8	15.9

Africa	16.7	17.9	18.7	18.7	17.0	15.2	17.5	15.4

Middle East	14.3	15.3	15.4	16.5	16.6	17.7	19.6	11.0

Asia	512.5	595.5	672.3	756.9	771.0	804.9	897.9	11.6
of which:
China	282.9	353.2	419.1	489.3	500.3	573.6	626.7	9.3
Japan	112.7	112.5	116.2	120.2	118.7	87.5	109.6	25.2

Australia/New Zealand	8.3	8.6	8.7	8.8	8.4	6.0	8.1	35.5

World	1 071.5	1 144.1	1 247.2	1 346.1	1 327.2	1 229.4	1 413.6	15.0

1

The Largest Steel Producing Countries
21 January 2011

million metric tons
(preliminary data)
Rank		2010	P	2009	2008	2007	2006	2005	%2010/2009

1	China	626.7		573.6	500.3	489.3	419.1	353.2	9.3
2	Japan	109.6		87.5	118.7	120.2	116.2	112.5	25.2
3	United States	80.6		58.2	91.4	98.1	98.6	94.9	38.5
4	Russia	67.0		60.0	68.5	72.4	70.8	66.1	11.7
5	India	66.8		62.8	57.8	53.5	49.5	45.8	6.4
6	South Korea	58.5		48.6	53.6	51.5	48.5	47.8	20.3
7	Germany	43.8		32.7	45.8	48.6	47.2	44.5	34.1
8	Ukraine	33.6		29.9	37.3	42.8	40.9	38.6	12.4
9	Brazil	32.8		26.5	33.7	33.8	30.9	31.6	23.8
10	Turkey	29.0		25.3	26.8	25.8	23.3	21.0	14.6
11	Italy	25.8		19.8	30.6	31.6	31.6	29.3	29.7
12	Taiwan, China	19.6		15.9	19.9	20.9	20.0	18.9	23.7
13	Mexico	17.0		14.0	17.2	17.6	16.4	16.2	22.1
14	Spain	16.3		14.4	18.6	19.0	18.4	17.8	13.6
15	France	15.4		12.8	17.9	19.2	19.9	19.5	20.1
16	Canada	13.0		9.3	14.8	15.6	15.5	15.3	39.9
17	Iran	12.0		10.9	10.0	10.1	9.8	9.4	10.0
18	United Kingdom	9.7		10.1	13.5	14.3	13.9	13.2	-3.7
19	South Africa	8.5		7.5	8.3	9.1	9.7	9.5	13.3
20	Belgium	8.1		5.6	10.7	10.7	11.6	10.4	43.5
21	Poland	8.0		7.1	9.7	10.6	10.0	8.3	12.3
22	Australia	7.3		5.2	7.6	7.9	7.9	7.8	39.0
23	Austria	7.2		5.7	7.6	7.6	7.1	7.0	27.3
24	Egypt	6.7		5.5	6.2	6.2	6.0	5.6	20.5
25	Netherlands	6.7		5.2	6.9	7.4	6.4	6.9	28.1
26	Czech Republic	5.2		4.6	6.4	7.1	6.9	6.2	12.8
27	Argentina	5.1		4.0	5.5	5.4	5.5	5.4	28.0
28	Saudi Arabia	5.0		4.7	4.7	4.6	4.0	4.2	6.9
29	Sweden	4.8		2.8	5.2	5.7	5.5	5.7	72.8
30	Slovakia	4.6		3.7	4.5	5.1	5.1	4.5	22.5
31	Kazakhstan	4.3		4.1	4.3	4.8	4.3	4.5	4.1
32	Malaysia (e)	4.1		4.0	6.4	6.9	5.8	5.3	2.4
33	Finland	4.0		3.1	4.4	4.4	5.1	4.7	31.2
34	Romania	3.9		2.8	5.0	6.3	6.3	6.3	41.1
35	Thailand (e)	3.7		3.6	5.2	5.6	4.9	5.2	0.1
36	Indonesia (e)	3.6		3.5	3.9	4.2	3.8	3.7	2.8
37	Viet Nam	2.7		2.7	2.3	2.0	1.9	0.9	0.0
38	Luxembourg	2.6		2.1	2.6	2.9	2.8	2.2	19.7
39	Byelorussia	2.5		2.4	2.6	2.4	2.3	2.0	5.5
40	Venezuela	2.2		3.8	4.2	5.0	4.9	4.9	-41.2
	Others	25.6		23.3	26.6	30.3	29.0	27.1

	World	1 413.6		1 229.4	1 327.2	1 346.1	1 247.2	1 144.1	15.0

2

Crude Steel Production — December, 2010
Monthly crude steel production in the 66 countries included in the report, in thousands of metric tons.

	December		November		December		% change	12 months
	2010		2010		2009		Dec-10/09	2010	2009	% change

Austria	596		640		483		23.4	7 206	5 662	27.3
Belgium	675	e	696		520		29.9	8 088	5 635	43.5
Bulgaria	62		59		57		8.8	740	726	2.0
Czech Republic	448		368	r	425		5.4	5 180	4 594	12.8
Finland	336		318		323		4.1	4 023	3 066	31.2
France	1 126		1 290		1 102		2.2	15 416	12 840	20.1
Germany	3 162		3 840		3 024		4.6	43 815	32 670	34.1
Greece	120	e	169		103		16.5	1 839	2 000	-8.1
Hungary	141		139	r	130		8.2	1 678	1 396	20.2
Italy	1 943		2 302		1 477		31.6	25 751	19 848	29.7
Luxembourg	150	e	214		141		6.2	2 563	2 141	19.7
Netherlands	617		531		508		21.4	6 651	5 194	28.1
Poland	580	e	621		551		5.3	8 008	7 128	12.3
Romania	300	e	350	e	231		30.0	3 896	2 761	41.1
Slovakia	391		338		314		24.4	4 588	3 747	22.4
Slovenia	45		55		34		34.1	606	430	41.0
Spain	1 044		1 337	r	1 039		0.5	16 311	14 362	13.6
Sweden	390		425		357		9.3	4 844	2 804	72.8
United Kingdom	661		797	r	974		-32.1	9 709	10 079	-3.7
Other E.U. (27) (e)	165	e	165	e	159	e	3.2	1 994	1 751	13.9

European Union (27)	12 953		14 653		11 952		8.4	172 906	138 834	24.5

Bosnia-Herzegovina	47		46	r	39		19.9	593	519	14.2
Croatia	10	e	10		5		92.1	94	43	119.2
Macedonia	27		27		21		26.7	291	270	7.7
Norway	50	e	45		58		-13.8	514	591	-13.0
Serbia	73		79		135		-46.0	1 254	1 061	18.2
Switzerland	120	e	120	e	52		129.9	1 330	934	42.5
Turkey	2 764		2 498	r	2 185		26.5	29 002	25 304	14.6

Other Europe	3 090		2 825		2 495		23.9	33 079	28 722	15.2

Byelorussia	225	e	216		172		30.8	2 549	2 427	5.0
Kazakhstan	390	e	409		397		-1.8	4 315	4 146	4.1
Moldova	0	e	0		14		-100.0	240	380	-36.8
Russia	5 915	e	5 724		5 506		7.4	67 021	60 011	11.7
Ukraine	3 050	e	2 926		2 749		10.9	33 559	29 855	12.4
Uzbekistan	60	e	58		50		20.0	741	716	3.5

C.I.S. (6)	9 640		9 332		8 888		8.5	108 425	97 535	11.2

Canada	1 100	e	1 000		943		16.6	12 990	9 286	39.9
Cuba	25	e	24		24		4.2	278	267	4.2
El Salvador	4	e	4		6		-37.5	51	56	-8.6
Guatemala	25	e	25		22		14.2	272	224	21.3
Mexico	1 570	e	1 522		1 287		21.9	17 041	13 957	22.1
Trinidad and Tobago	43		43		41		5.5	572	417	37.1
United States	6 748		6 418	r	5 862		15.1	80 594	58 196	38.5

North America	9 515		9 035		8 186		16.2	111 798	82 403	35.7

Argentina	412		449		392		5.1	5 138	4 013	28.0
Brazil	2 407		2 600		2 580		-6.7	32 820	26 507	23.8
Chile	120	e	116		148		-18.7	992	1 308	-24.2
Colombia	105	e	104		62		70.7	1 209	1 053	14.9
Ecuador	35	e	36		16		124.4	368	259	41.9
Paraguay	5	e	5		4		22.0	63	54	16.5
Peru	75	e	74		57		31.8	879	718	22.5
Uruguay	7	e	7		6		18.6	66	57	16.8
Venezuela	265	e	255		316		-16.2	2 240	3 807	-41.2

South America	3 431		3 645		3 579		-4.1	43 775	37 775	15.9

Algeria	65	e	65	e	27		141.6	715	387	84.8
Egypt	666		604	r	527		26.2	6 676	5 541	20.5
Libya	75	e	75	e	60		25.0	825	914	-9.7
Morocco	20	e	19		47		-57.2	455	479	-5.1
South Africa	730	e	705	e	700		4.3	8 480	7 484	13.3
Zimbabwe	0		0		0		0.0	0	0	0.0

Africa	1 556		1 468		1 361		14.3	17 151	14 806	15.8

Iran	1 100	e	1 066		802		37.2	11 995	10 908	10.0
Qatar	175	e	167		155		13.2	1 970	1 448	36.0
Saudi Arabia	383		388		412		-7.2	5 015	4 690	6.9

Middle East	1 658		1 621		1 369		21.1	18 980	17 046	11.3

China	51 524		50 173		48 492		6.3	626 654	573 567	9.3
India	5 610	e	5 429		5 711		-1.8	66 848	62 838	6.4
Japan	9 173		8 987		8 951		2.5	109 600	87 534	25.2
South Korea	5 591		5 146	r	4 498		24.3	58 453	48 572	20.3
Taiwan, China	1 730	e	1 676		1 659		4.2	19 641	15 814	24.2

Asia	73 628		71 412		69 311		6.2	881 197	788 326	11.8

Australia	610		575		579		5.3	7 296	5 249	39.0
New Zealand	76		71		72		5.3	853	765	11.5

Oceania	686		646		651		5.3	8 149	6 014	35.5

Total 66 countries	116 157		114 637		107 792		7.8	1395 459	1211 461	15.2

The 66 countries included in this table accounted for more than 98% of total world crude steel production in 2009

e	- estimated	*	- not included in totals to avoid double-counting
r	- revised